Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HalevaiPower Corporation
200 Washington Street
Miami Beach, FL 22139
https://www.halevai.com/

Up to $1,234,997.84 in Class C Common Stock at $3.13
Minimum Target Amount: $19,997.57

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: HalevaiPower Corporation
Address: 200 Washington Street, Miami Beach, FL 22139
State of Incorporation: DE
Date Incorporated: October 13, 2021

Terms:

Equity

Offering Minimum: $19,997.57 | 6,389 shares of Class C Common Stock
Offering Maximum: $1,234,997.84 | 394,568 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $3.13
Minimum Investment Amount (per investor): $497.67

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

Previous Investors in HalevaiPower will receive 10% bonus shares.

Time-Based Perks

Next Wave - Rincon: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Next Wave Malibu: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares.

Next wave Pipeline: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares.

Next Wave Mavericks: Invest $25,000+ within the first 2 weeks and receive 12% bonus shares.

Next Wave Nazare: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

HalevaiPower Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $3.13 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $313.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Loyalty Bonus and Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

HALEVAI (or the "Company") is building one of America's first all-electric fleets including a private membership boat club,

designed to be a recurring-revenue business to fund its own growth from day one. At the center of the model is the model2050, a 24-foot electric trihull rated for 9 passengers. With reduced maintenance requirements and operating costs, the Company estimates up to 70% lower than gas-powered alternatives, the model2050 is purpose-built to anchor a membership fleet.

The South Atlantic U.S. boat club segment grew at 12.4% CAGR in 2025. Freedom Boat Club showed that over 100,000 people will pay monthly for on-demand boating access. To our knowledge, no one has built that model with an all-electric fleet. HALEVAI believes it's a fast mover in this lane.

A Faster Path to Revenue

What sets HALEVAI apart from a traditional boat company is how quickly the Company expects the business to generate cash. The HEV Boat Club is designed to be self-funding from the start. Founding members pay initiation fees that seed the next boat purchase. Monthly membership dues cover vessel financing, slip, insurance, and operations. Each new cohort of members funds the next expansion. The Company intends the fleet to grow without ongoing reliance on outside capital, and HALEVAI Power Corp expects to earn a recurring management fee on gross club revenue as the network scales.

Why the Boat Club Model Matters for Investors

Traditional marine businesses carry long cash cycles and lumpy revenue tied to point-of-sale transactions. The HEV Boat Club is intended to invert that entirely. Monthly dues are intended to create contractual recurring revenue from the member base. Initiation fees are planned to self-finance fleet growth. And because electric vessels eliminate fuel and dramatically reduce maintenance, HALEVAI believes it can profitably undercut gas-fleet competitors on member pricing while maintaining stronger margins.

Major boat club operators in America, including Freedom Boat Club, Carefree Boat Club, Admirals Cove, runs gas fleets. To our knowledge, there is no all-electric membership boat club operating at scale anywhere in the United States. HALEVAI believes it's entering that lane early, planning to launch in three year-round South Florida markets.

Multiple Ways to Win

The boat club is intended to be the core revenue engine, but HALEVAI expects to generate income across several verticals. Direct B2C sales of the model2050 are expected to carry strong per-hull margins. Commercial fleet placements are intended to serve rental operators domestically and internationally. An international licensing agreement is being pursued in the Middle East, where demand for electric recreational vessels exceeds local supply. And once the planned club model proves out, a franchise path could create a national expansion opportunity with management fees flowing back to HALEVAI Power Corp at every location.

Where We Are Today

HALEVAI has completed prototype testing, earned US Coast Guard Manufacturer Identification Code, and is actively in production. HEV Boat Club is planned to launch in Fort Lauderdale, home to the world's largest in-water boat show, with expansion markets in Pompano Beach and Tampa Bay already identified. Early-stage accredited investors have already committed capital, and this raise represents the opportunity for retail investors to participate in the Company's next stage of growth.

1. Early-Mover Advantage in an Underserved Market Founder Frank Heidinger spotted a clear gap: while electrification had transformed road-based vehicles, no meaningful work had been done on locally based watercraft and short-range recreational vessels. Halevai believes it's positioning itself early in this space. E-Mobility Engineering

2. Strong Industry Partnerships Halevai has recruited trusted partners including Hypercraft, Mercury Marine, and Flux Marine, leveraging their powertrain and motor technology through scalable partnerships with marine industry veterans. They've also partnered with renowned boat builder Lyman-Morse to accelerate production scale and quality. Electrek

3. Compelling Operating Cost Economics We estimate electric boat owners can save $5,000–7,200 annually through significantly lower fuel costs and reduced maintenance expenses, with the savings recovering the initial investment premium estimated within 5–7 years. Halevai

4. Differentiated Product Design The Model2050 features a trimaran semi-planing hull chosen for optimal performance and efficiency, reducing the power needed to propel it and extending the boat's range, making electric propulsion more practical for everyday boaters.

5. Dual Target Market Halevai's target audience is diversified over several verticals : B2C customers that want easy maintenance, charging and operation. Rental Group based in the US and abroad and Marine research institutes and educational organizations seeking to minimize their carbon footprint. This broadens the addressable market beyond just leisure buyers.

6. American-Made, Vertically Oriented Manufacturing Halevai is committed to American-made products and commenced production at its manufacturing facility, scaling production to one or two boats per week. Electrek

7. Early-Stage investment Early stage accredited investors have already invested in Halevai Boats, giving the Company early investor validation. PitchBook

Competitors and Industry

Industry

The electric boat market is rapidly expanding, valued at $5 billion in 2021 and projected to reach $16.6 billion by 2031, driven by growing environmental awareness, advancements in battery technology, and increasing demand for simpler, more cost-effective vessel ownership. HALEVAI is purpose-built for this moment, addressing the market's need for eco-friendly, high-performance recreational boating through its electric tri-hull platform. Built for all conditions we are offering both fully electric inboard and outboard powertrain configurations.

Competitors

Major competitors in the electric boating sector fall into two camps: high-performance European brands such as Candela and X Shore, which can carry significant production costs and import duties that may price them out of the US rental market, and low-cost alternatives that can sacrifice performance and reliability. HALEVAI believes it occupies a uniquely advantageous position between these extremes, delivering strong performance-to-price ratio in its class without compromise. Its hull mold enables consistent, scalable production while supporting a high degree of customization making it equally suited for premium B2C buyers and commercial rental operators. HALEVAI is not aware of a comparable American-made electric boat competing at this intersection of performance, price point, and commercial applicability.

Current Stage and Roadmap

Current Stage

HALEVAI has completed prototype testing, secured US Coast Guard manufacturer coding, and is actively in production. HALEVAI's boats are planned to generate rental market revenue through listings on GetMyBoat, as well as through two membership programs. We are still participating in both B2C and B2B channels through boat shows, demo events, and advisor collaboration.

Future Roadmap

The following describes the Company's plans. These are forward-looking statements and there is no assurance they will be achieved.

The 2026 production schedule is filled with non-binding pre-orders and HALEVAI is currently planning 2027 and 2028 production calendars. Looking ahead, HALEVAI plans to scale its fleet to 100 production units through expanded charter partnerships. Looking forward we plan to release smaller, more accessible models to broaden its product line. Our goal is to offer a 18-foot boat for under 100K USD. Internationally, the Company is pursuing licensing agreements in GCC markets — regions with strong recreational boating demand and limited access to domestic electric alternatives. These milestones are intended to be supported by continued production scaling, deeper customer engagement, and strategic expansion of HALEVAI's commercial rental network.

The Team

Officers and Directors

Name: Frank Heidinger

Frank Heidinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, President, Board Member & Chief Executive Officer
  Dates of Service: December, 2020 - Present
  Responsibilities: Oversee all engineering, manufacturing and marketing departments of the company.

Name: Brian Vetter

Brian Vetter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Growth Officer, Principal Accounting Officer and Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Provide go to market strategy for scaling the business.

Other business experience in the past three years:

- Employer: Alta Fresh Foods
  Title: President
  Dates of Service: May, 2009 - Present
  Responsibilities: Oversee strategic vision.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or the "Company") involves a meaningful degree of risk and may be appropriate only for those who can afford the possibility of losing their entire investment. The purchase of any securities may be best suited for persons whose financial resources are sufficient to enable them to hold an illiquid investment for an indefinite period. Each investor is encouraged to thoroughly research this offering before making an investment decision and to consider all information provided regarding the Company, including the risk factors below and the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in an investment in the Company.

Our business projections are only projections
Our projections represent our best current estimates and are not guarantees of future performance. There can be no assurance that the Company will meet its projections, that sufficient market demand will materialize, that customers will prefer our product or service over competing alternatives, or that we will be able to deliver at a level that allows the Company to generate revenue, achieve profitability, or grow the business as anticipated.

Any valuation is difficult to assess
The valuation for this offering was established by the Company and reflects, among other factors considered by management, the total capital invested in the Company to date. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially early-stage companies, is inherently difficult to assess, may not be precise, and investors may risk paying more than an independently derived valuation might suggest.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information

about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute a portion of their success to the guidance of professional advisors, consultants, or early-stage investors such as angel investors or venture capital firms. Such relationships can provide meaningful value through resources, industry contacts, and experience in helping early-stage companies execute their business plans. A company primarily financed through Regulation Crowdfunding may have more limited access to these professional networks, which may present additional considerations for investors.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in an amount of up to $1,234,997.84 in this offering and may close on investments as they are received. Even if the maximum amount is raised, the Company may need additional capital in the future to continue growing, and if such funding is not available for any reason, including factors relating to the Company itself or broader economic conditions, the Company's ability to continue operations could be affected. If the Company raises only the minimum amount sought, it may need to identify alternative sources of funding for certain plans outlined in the Use of Proceeds section.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may need to curtail operations, which could adversely affect the value of your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise additional funds in the future, and if we are unable to do so, the Company's ability to continue operations may be materially affected. Even if we complete a successful offering in the future, the terms of that offering might result in your investment being worth less if later investors receive more favorable terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
HalevaiPower Corporation was formed on October 13, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HalevaiPower Corporation has incurred a net loss since inception and has generated limited revenues to date. There can be no assurance that the Company will achieve profitability in the near term or generate revenues sufficient to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, which may make it more challenging for the Company to differentiate itself and capture its target market.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The

Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or

disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brian Vetter	4,138,125	Class A Common Stock	49.42%
Brian Vetter	50,000	Class B Common Stock	
Frank Heidinger	4,138,125	Class A Common Stock	49.3%

The Company's Securities

The Company has authorized Class A Common Stock , Class B Common Stock , and Class C Common Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 394,568 of Class C Common Stock .

Class A Common Stock

The amount of security authorized is 13,000,000 with a total of 8,276,250 outstanding.

Voting Rights

Five votes per share on all matters submitted to stockholders.

Material Rights

- Distribution rights & preferences:

Shares equally in all distributions and dividends declared by the Board, subject to law. No preferences over other common except voting differences.

- Liquidation rights & preferences:

Participates pro rata with Class B and Class C Common in remaining assets after debts are paid.

- Dividend rights:

Dividends may be declared by the Board and are paid equally per share with Class B and Class C Common.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 585,623 outstanding.

Voting Rights

One vote per share

Material Rights

- Distribution rights & preferences:

Shares equally with Class A and Class C Common in dividends and distributions. No economic preference.

- Liquidation rights & preferences:

Participates pro rata with Class A and Class C Common after payment of liabilities.

- Dividend rights:

Dividends declared by the Board are paid equally per share with Class A and Class C Common.

Class C Common Stock

The amount of security authorized is 4,000,000 with a total of 730,349 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock .

Material Rights

AS A CONDITION TO INVESTMENT, each investor in this offering must execute a Joinder Agreement to the Company's Stockholders Agreement dated April 29, 2022 and will become a party to it. The following summarizes the provisions that will apply to investors and is qualified in its entirety by the agreement itself.

Distribution rights & preferences:

Shares equally with Class A and Class B Common in dividends and distributions. No economic preference.

Liquidation rights & preferences:

Participates pro rata with Class A and Class B Common after payment of liabilities.

Dividend rights:

Dividends declared by the Board are paid equally per share with Class A and Class B Common.

Restrictions on transfer:

An investor may not transfer shares before the Company completes a public offering without the prior written consent of the Board. If an investor receives an offer to purchase shares, the investor must obtain Board consent and first offer the shares to every other stockholder, who have fifteen days to elect to buy all of them. A transfer that does not comply is void and the Company may refuse to recognize the transferee. These restrictions are in addition to those described under "Transferability of securities," may prevent resales that would otherwise be permitted there, and are expected to make the shares ineligible for quotation on a secondary market for so long as they remain in effect.

Drag-along obligation:

If holders of a majority of the Company's outstanding voting shares agree to sell all outstanding shares, investors must sell on the same terms, give representations, warranties and pro rata indemnities, waive appraisal and dissenters' rights, and grant the selling stockholders an irrevocable power of attorney. The Company's two founders hold approximately 94% of the outstanding voting shares and may exercise this right without the approval of Class C holders.

Amendment without investor consent:

The agreement may be amended or waived by holders of a majority of the issued shares, and any amendment binds all stockholders. The Company's two founders hold approximately 86.8% of the issued shares. Investors may become subject to amended terms they did not agree to.

Confidentiality and non-solicitation:

Investors agree to keep Company information confidential, including after they cease to hold shares, and agree that while they hold shares and for one year afterward they will not solicit or do business with the Company's customers or prospective customers, or solicit, hire or engage the Company's employees, consultants, contractors or agents. If the Company alleges a breach, it may seek injunctive relief, withhold dividends otherwise payable to that investor, and recover its attorneys' fees and costs.

No vote on the foregoing:

Class C Common Stock is non-voting, so investors will have no vote on any of the matters described above.

Please see the Company’s Stockholders Agreement attached to the Form C offering document as Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution,

with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,350,000.00
  Number of Securities Sold: 229,500
  Use of proceeds: Product development, manufacturing, and general working capital
  Date: December 16, 2024
  Offering exemption relied upon: Section 4(a)(2) and Rule 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $0 compared to $1,520 in fiscal year 2025.

The Company generated no revenue in 2024 as it remained in the prototype development phase. The modest revenue recorded in 2025 was derived from a limited number of paid demonstration rides offered to prospective purchasers using the Company's prototype vessels, consistent with the Company's pre-commercial stage of operations.

Cost of Sales

Cost of Sales for fiscal year 2024 was $0 compared to $0 in fiscal year 2025.

The Company had no cost of sales in either period as revenue was incidental to the prototype demonstration program and no commercial production or inventory existed during the periods presented.

Gross Margins

Gross margins for fiscal year 2024 were $0 compared to $1,520 in fiscal year 2025.

The gross margin in 2025 reflects the full amount of demonstration ride revenue, as no direct costs were attributable to those activities. No gross margin was recorded in 2024.

Expenses

Expenses for fiscal year 2024 were $580,771 compared to $661,971 in fiscal year 2025.

The increase in expenses from 2024 to 2025 was primarily driven by higher tooling and design costs related to the completion of the second prototype vessel, increased depreciation on expanded fixed assets, and additional operational costs associated with the Company's preparation for commercial launch.

Historical results and cash flows:

The Company is currently in the pre-production stage and has generated limited revenue to date. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we currently have two rental boats listed and working. Revenue in 2026 is expected to be realized in 3 distinct verticals. US retail sales, Private Members clubs and International Sales. Past cash was primarily generated through equity investments; loans.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2026, the Company has capital resources available in the form of $18,838 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are helpful in the company reaching our goals but are not critical to the execution of our current business plan. All funding raised in this reg cf raise will be used to accelerate our daily business operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary. By the end of 2026 we believe that the funds raised form the reg cf will account for 25% of the working capital we need.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, without additional sources of capital, including the proceeds from this offering, the Company would not be able to maintain current operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for indefinitely. If the company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 11 months. This estimate is based on a monthly burn rate of approximately $36,000 in full operation and does not include the cost of materials and labor for boat production, which the Company estimates could be up to $200,000 per month when boats are in active production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital.

Indebtedness

- Creditor: Jeff Kogog
  Amount Owed: $250,000.00
  Interest Rate: 12.0%
  Maturity Date: February 05, 2027
  Unsecured promissory note issued February 5, 2025. The note matured on February 5, 2026 and remains outstanding. The Company and the noteholder have an oral understanding that repayment will not be demanded, and the Company is negotiating a written addendum to extend the maturity date. No written extension has been executed as of the date of this Form C. Accrued and unpaid interest was $25,000 as of December 31, 2025. The note is not convertible and is not secured by any Company assets.

- Creditor: Kurt Wallace

Amount Owed: $1,000,000.00
Interest Rate: 0.0%
No set maturity. Unsecured advance from a shareholder. Non-interest bearing with no stated maturity date and callable at any time. The parties have an informal understanding that the balance is expected to be converted into equity, though no formal conversion has occurred.

- Creditor: Evan Licht
  Amount Owed: $182,092.00
  Interest Rate: 0.0%
  No set maturity. Unsecured obligation for Company expenses personally funded by Mr. Licht, acknowledged in a Separation Agreement dated February 28, 2023. Non-interest bearing with no stated maturity date. Mr. Licht may convert the outstanding obligation into equity in the future.

- Creditor: Frank Heidinger
  Amount Owed: $48,426.00
  Interest Rate: 0.0%
  No set maturity. Unsecured advance from the Company's founder and President. Non-interest bearing with no stated maturity date and callable at any time.

Related Party Transactions

- Name of Person: Kurt Wallace
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $ 1,000,000.00
  Material Terms: As of December 31, 2025, the Company had $1,000,000 outstanding to Kurt Wallace, a shareholder of the Company. The advance is non-interest bearing and has no stated maturity date. Based on an informal understanding between the parties, the outstanding balance is expected to be converted into equity; however, no formal conversion had occurred as of December 31, 2025.

- Name of Person: Evan Licht
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $182,092.00
  Material Terms: The Company also had an outstanding obligation of $182,092 to Evan Licht as of December 31, 2025 and 2024. The obligation relates to Company expenses personally funded by Mr. Licht prior to his departure in 2023 and is acknowledged in a Separation Agreement dated February 28, 2023. The obligation is non-interest bearing and has no stated maturity date. Mr. Licht continues to hold an equity interest in the Company and may convert the outstanding obligation into equity in the future.

- Name of Person: Frank Heidinger
  Relationship to Company: Founder, CEO, and Shareholder
  Nature / amount of interest in the transaction: $48,426.00
  Material Terms: During 2022 and 2023, Frank Heidinger, the Company's founder, President, and majority shareholder, advanced personal funds to the Company to fund operations. The outstanding balance was $48,426 and $125,000 as of December 31, 2025, and 2024. Although an interest rate of 10% per annum was informally discussed, no formal loan agreement was executed, no interest was paid or demanded, and the obligation was treated as non-interest-bearing.

Valuation

Pre-Money Valuation: $30,023,654.86

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,997.57 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Member Club Boat Boat Builds
  92.5%
  Fund growth of members program that will fund delivery of B2C 2 customer boats with standard crew at Slidell, LA manufacturing facility

If we raise the over allotment amount of $1,234,997.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Accelerated Manufacturing
  50.0%
  Scale production crew

- Working Capital
  22.5%
  Cover monthly operational expenses during the growth phase, including payroll, insurance, dockage, and sales infrastructure

- Debt Service
  10.0%
  Interest payments on outstanding debt notes; principal may roll at the noteholder's discretion.

- Member Program Expansion
  10.0%
  Marketing and operational buildout

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.halevai.com/ (/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/halevai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR HalevaiPower Corporation

[See attached]

HALEVAIPOWER CORPORATION

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
HalevaiPower Corporation
Surfside, Florida

We have reviewed the accompanying financial statements of HalevaiPower Corporation (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

August 28, 2026
Calabasas, California

HALEVAIPOWER CORPORATION

BALANCE SHEETS

(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	46,499	$	14,312
Total Current Assets		**46,499**		**14,312**
Property and Equipment, net		1,639,498		1,823,710
Total Assets	**$**	**1,685,997**	**$**	**1,838,022**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Related Party Loans	$	1,230,518	$	307,092
Promissory Note		250,000		625,000
Accrued Interest on Note		25,000		-
Total Current Liabilities		**1,505,518**		**932,092**
Total Liabilities		**1,505,518**		**932,092**
STOCKHOLDERS' EQUITY				
Class A Common Stock		83		83
Class B Common Stock		6		6
Class C Common Stock		7		7
Additional Paid in Capital		2,699,904		2,699,904
Accumulated Deficit		(2,519,521)		(1,794,070)
Total Stockholders' Equity		**180,479**		**905,930**
Total Liabilities and Stockholders' Equity	**$**	**1,685,997**	**$**	**1,838,022**

See accompanying notes to financial statements.

HALEVAIPOWER CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 1,520	$ -
Cost of Goods Sold	-	-
Gross Profit	**1,520**	**-**
Operating Expenses		
General and Administrative	661,971	580,771
Total Operating Expenses	**661,971**	**580,771**
Operating Loss	**(660,451)**	**(580,771)**
Interest Expense	67,000	63,000
Other Loss/(Income)	(2,000)	-
Loss Before Provision for Income Taxes	**(725,451)**	**(643,771)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (725,451)**	**$ (643,771)**

See accompanying notes to financial statements.

HALEVAIPOWER CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid In	Accumulated	Total Stockholders'
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2023	**8,276,250**	**$ 83**	**398,623**	**$ 4**	**727,349**	**$ 7**	**$ 1,599,906**	**$ (1,150,299)**	**$ 449,701**
Issuance of Common Stock			**187,000**	**2**	-		1,099,998		1,100,000
Net Loss								(643,771)	(643,771)
Balance—December 31, 2024	**8,276,250**	**83**	**585,623**	**6**	**727,349**	**7**	**2,699,904**	**$ (1,794,070)**	**$ 905,930**
Net Loss								(725,451)	(725,451)
Balance—December 31, 2025	**8,276,250**	**$ 83**	**585,623**	**$ 6**	**730,349**	**$ 7**	**$ 2,699,904**	**$ (2,519,521)**	**$ 180,479**

See accompanying notes to financial statements.

HALEVAIPOWER CORPORATION

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (725,451)	$ (643,771)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	184,212	186,162
Accrued Interest on Note	25,000	
Net Cash Used In Operating Activities	**(516,239)**	**(457,609)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(727,122)
Net Cash Used in Investing Activities	**-**	**(727,122)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Related Parties Loan	1,000,000	-
Repayment of Related Parties Loan	(76,574)	
Borrowing on Promissory Note	250,000	
Repayment of Promissory Note	(625,000)	
Proceeds from Issuance of Common Stock	-	1,100,000
Net Cash Provided by Financing Activities	**548,426**	**1,100,000**
Change in Cash	**32,187**	**(84,731)**
Cash —Beginning of The Year	14,312	99,043
Cash—End of The Year	**$ 46,499**	**$ 14,312**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 67,000	$ 63,000
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statements

1. NATURE OF OPERATION

HalevaiPower Corporation was incorporated on October 13, 2021, in the state of Delaware. The financial statements of HalevaiPower Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Surfside, Florida.

HalevaiPower Corp. is an electric boat company focused on the development and deployment of purpose-built electric vessels for recreational and rental fleet applications. The Company develops its model2050 electric trihull, which is manufactured through third-party production partners, and is focused on deploying its electric boats through a network of operating entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets, except for molds, which are depreciated using the units-of-production method based on estimated production capacity.

Estimated useful lives for property and equipment are as follows:

Category	Depreciation Method / Estimated Useful Life
Mold	Approximately 200 hulls
Boats	10 years

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue from the use of its electric boats through rental and membership programs. Revenue from rental and membership arrangements is recognized over the period in which the related services are provided to customers. Amounts received in advance of the related services are recorded as deferred revenue until the applicable performance obligations are satisfied.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2025		2024
Mold	$	320,000	$	320,000
Boats		1,842,122		1,842,122
Property and Equipment, at cost		**2,162,122**		**2,162,122**
Accumulated Depreciation		(522,624)		(338,412)
Property and Equipment, net	**$**	**1,639,498**	**$**	**1,823,710**

Depreciation expense for the years ended December 31, 2025 and 2024 was $184,212 and $186,162, respectively.

4. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Promissory Note - Jeff Kogok	$ 250,000	12.00%	2/5/2025	2/5/2026	$ 250,000	$ -	$ 250,000	$ -	$ -	$ -
Loan from Third-Party Individual	100,000		Repaid in 2025		-	-	-	100,000	-	100,000
Loan- Banksy Group	525,000	0.00%	Fully Repaid in 2025		-	-	-	525,000	-	525,000
Total					**$ 250,000**	**$ -**	**$ 250,000**	**$ 625,000**	**$ -**	**$ 625,000**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2025
2026	$ 250,000
2027	-
2028	-
2029	-
2030	-
Thereafter	-
Total	**$ 250,000**

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Kurt Wallace	$ 1,000,000	0%	No set maturity	$ 1,000,000	$ -	$ 1,000,000	$ -	$ -	$ -
Evan Licht	$ 182,092	0%	No set maturity	182,092	-	182,092	182,092	-	182,092
Frank Heidinger	$ 125,000	0%	No set maturity	48,426	-	48,426	125,000	-	125,000
Total				$ 1,230,518	$ -	$ 1,230,518	$ 307,092	$ -	$ 307,092

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. EQUITY AND CAPITALIZATION

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.00001.

Class A Common Stock
As of December 31, 2025, and 2024, 8,276,250 shares of Class A Common Stock have been issued and were outstanding.
Class B Common Stock
As of December 31, 2025, and 2024, 585,623 shares of Class B Common Stock have been issued and were outstanding.
Class C Common Stock
As of December 31, 2025, and 2024, 730,349 shares of Class C Common Stock have been issued and were outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (184,685)	$ (197,147)
Valuation Allowance	184,685	197,147
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (514,056)	$ (329,371)
Valuation Allowance	514,056	329,371
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,019,233. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration

of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

The Company has received advances from certain shareholders, founders, and other related parties to fund its operations. These advances are unsecured and do not have stated maturity dates.

As of December 31, 2025, the Company had $1,000,000 outstanding to Kurt Wallace, a shareholder of the Company. The advance is non-interest bearing and has no stated maturity date. Based on an informal understanding between the parties, the outstanding balance is expected to be converted into equity; however, no formal conversion had occurred as of December 31, 2025.

The Company also had an outstanding obligation of $182,092 to Evan Licht as of December 31, 2025 and 2024. The obligation relates to Company expenses personally funded by Mr. Licht prior to his departure in 2023 and is acknowledged in a Separation Agreement dated February 28, 2023. The obligation is non-interest bearing and has no stated maturity date. Mr. Licht continues to hold an equity interest in the Company and may convert the outstanding obligation into equity in the future.

During 2022 and 2023, Frank Heidinger, the Company's founder, President and majority shareholder, advanced personal funds to the Company to fund operations. The outstanding balance was $48,426 and $125,000 as of December 31, 2025 and 2024. Although an interest rate of 10% per annum was informally discussed, no formal loan agreement was executed, no interest was paid or demanded, and the obligation was treated as non-interest bearing.

As of December 31, 2025 and 2024, total amounts due to related parties were approximately $1,182,092 and $307,092, respectively.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and had a net loss of approximately $660,451 for the year ended December 31, 2025. As of that date, the Company had limited cash resources of approximately $46,499. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN HALEVAI · CLEAN TECHNOLOGY

Reimagining the World of Recreational Boating.

Four years of engineering. Two vessels in the water. Club membership applications in progress. HALEVAI built the model2050 to reimagine how people access and enjoy recreational boating: cleaner, quieter, and built for a new generation of boaters who want more from their time on the water. Now we are raising to scale it.


HALEVAI
Reimagining the World of Recreational Boating

GET EQUITY

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

GET EQUITY
$3.13 Per Share

MIN INVEST	VALUATION
$497.67	$30.02M

REASONS TO INVEST

01 **The largest slice of the market and a product built exactly for it.**

95% of US boats are under 26 feet. The model2050 is a 24-foot vessel, purpose built for exactly that segment. HALEVAI estimates it will carry lower cost per kWh of comparable electric vessels in its class. And the global electric boat market is projected to reach $25.26B by 2034, while the boat subscription club market is projected to grow at 13.7% CAGR through 2034.

02 **One vessel, multiple revenue opportunities as the fleet grows.**

The model2050 supports private membership clubs, direct consumer sales, commercial and rental fleets, waterfront operator licensing, and international market licensing simultaneously. Each vessel deployed into the HEV Electric Boat Club targets approximately 15 members at $550 per month, generating predictable recurring revenue that funds the next deployment. As the fleet scales, every revenue stream scales with it.

03 **The foundation is already built.**

Four years of development, two vessels on the water, club membership applications in process, an active US manufacturing partner, and established propulsion supply chains with two leading American electric marine companies. This is not a concept pitch. The model2050 is built, tested, has been granted a US Coast Guard Manufacturer Identification Code, and membership applications received today. This raise is intended to accelerate what has already begun.

TEAM



Frank Heidinger

FOUNDER, PRESIDENT, BOARD MEMBER & CEO

Frank spent years working where ocean culture, global events, and brand building intersect, including his work with Parley for the Oceans. He brings that same instinct for vision and execution to HALEVAI.



Brian Vetter

CHIEF GROWTH OFFICER, PRINCIPAL ACCOUNTING OFFICER, BOARD MEMBER

Brian helped grow Tessemae's from a family recipe into a national organic brand. He brings that manufacturing and distribution experience to HALEVAI's push into production.



Greg Sutton

STRATEGIC ADVISOR

Greg spent 30 years in high-performance maritime work, from the Navy SEALs to DARPA and Johns Hopkins, and has taken an unmanned vessel from prototype to production.

Four years of engineering. Two vessels in the water. Club membership applications in progress. HALEVAI built the model2050 to reimagine how people access and enjoy recreational boating: cleaner, quieter, and built for a new generation of boaters who want more from their time on the water. Now we are raising to scale it.

Reasons to Invest

HALEVAI is building a new recreational boating model around their proprietary electric vessel, spanning membership clubs, commercial fleets, waterfront operators, direct sales, and future licensing.	**$99K per year** (projected) Annual dues per boat, before expenses.	**$297K over 3 years** Each hull costs about $139,000 and is projected to generate approximately $297,000 in gross membership revenue over three years, before expenses.

model2050 Two prototypes built and tested. HEV Electric Boat Club launched	**$25.26B** Projected global electric boat market by 2034	**$2.7M** Raised to date in equity	**Newton Boats Flux** U.S. building partner for next-stage production

*Projection based on company estimates. Actual results may differ materially

**Projections are company estimates and are not guaranteed. The $99K per year assumes 15 members per boat at $550 per month, and is gross revenue before expenses. Estimated club fixed costs are about 30% of revenue (~$29.7K per year). Estimated net earnings are about 33% ($32.7K per year, or ~$98K over three years). These estimates exclude the ~$139K hull build cost and corporate overhead. Actual results may differ materially.*

FRANK HEIDINGER
Founder, CEO, HALEVAI



Mobility has gone electric.

By 2050, half of all short range recreational boats will be electric or hybrid powered.

We are not waiting for that future. We are building it now

HALEVAI

A Message From Our Founder

Dear Investor,

My name is Frank Heidinger, and I am the founder of HALEVAI. Before starting this company, I spent nearly a decade working to protect the ocean at Parley for the Oceans, and built my career in international brand licensing and event production, including Formula 1. That combination of global commercial experience and deep connection to the marine environment changed the way I see how we approach recreation in the future.

In 2020, I set out to build a platform. Not just a boat. A US Coast Guard manufacturer coded electric vessel for the largest segment of recreational boating (under 26-foot boats). A membership club model that can turn that vessel into recurring revenue. Our goal is to build on efficiency and do it in America. The model2050 is on the water, and we are expanding into market.

I have always believed that protecting our oceans and building a great business are not competing ideas. We want HALEVAI to be proof of that. This raise is your opportunity to be part of what comes next.

Frank Heidinger
Founder, CEO, HALEVAI


model2050
20MPH
Cruising speed
50NM
Average range
Zero
Direct Emissions
$139K
Base MSRP




HALEVAI



**Top image is a computer generated rendering.*



The Problem

The Cost of Maintaining Gas Boats is a Drag

Fuel | Dockage | Winterization Cleaning | Service | Repairs | Idle engine decline

The Problem

Recreational Boating is Overdue for a Reinvention.

Boating is one of the most coveted lifestyle experiences in the world. The demand has always been there. What has held the market back is not the experience. It is the technology powering it.

Gas-powered boats are expensive to run and time-consuming to maintain. Fuel, engine servicing, winterization, and repairs add up to thousands of dollars a year and hours of work between every trip. The noise and fumes are part of every outing. For millions of people who love being on the water, the overhead has simply not been worth it.

That is the gap HALEVAI is built for. Electric propulsion eliminates most of what has kept casual boaters on the sidelines. The demand was always there. Now the technology has caught up.

The upfront cost, the storage, the maintenance schedule, the liability, and the time it takes to manage it all push millions of people out of boating before they ever get started. The subscription economy has already proven that people will pay for access over ownership in cars, music, fitness, and travel. Boating still has a generation of people who want the experience without the overhead and have been waiting for a better option.

Our Solution

Our HEV Electric Boat Club gives members access to model2050 without taking on storage, charging, maintenance, or the other responsibilities that come with ownership.








HALEVAI

Our Solution

A boat built for the future of boating.

We engineered the model2050's hull from the ground up for electric propulsion, partnering with American propulsion teams Flux Marine and Hypercraft to offer both inboard and outboard models. The result is a US Coast Guard manufacturer coded, 24 foot vessel that's quieter, cleaner, and designed to be more efficient than anything else in its class.

The oversized daybed, walkaround deck, built-in charging ports, and integrated sound system are all standard. Range runs approximately 26 to 50 miles per charge, with zero emissions and no fumes. The quiet ride is engineered into the hull and drivetrain itself, the standard every other design choice on the model2050 works around.

We estimate the cost to operate the model2050 is a fraction of a comparable gas powered vessel. There are no fuel bills, significantly reduced servicing schedule, and no winterization required. Charging costs a fraction as compared to a tank of gas, and the drivetrain has a fraction of the moving parts that break down on a combustion engine. For club operators and commercial fleet owners, that reduction in operating cost is what makes the business model work.


Market Opportunity
HALEVAI
$25.26B
projected global electric boat market by 2034
2034
$8.21B
global electric boat market in 2025
2025
12M
registered boats in the U.S.
$1.61B
Estimated boat subscription club market size in 2025
13.7%
Projected boat subscription club market CAGR through 2034


Market Opportunity
HALEVAI
$25.26B
projected global electric boat market by 2034
2034
$8.21B
global electric boat market in 2025
2025
12M
registered boats in the U.S.
$1.61B
Estimated boat subscription club market size in 2025
13.7%
Projected boat subscription club market CAGR through 2034

Market Opportunity

Electric propulsion is now mainstream on land and the same shift is accelerating on the water. Americans spent approximately $54 billion on recreational marine products and boating related expenses in 2025. 95% of US boats are under 26 feet, the same size category as the model2050. The global electric boat market was $8.21B in 2025 and is projected to reach $25.26B by 2034. Companies like Arc, Candela, and Vision Marine are building electric boats for the premium end of the market. To our knowledge, none of them is building for the recreational day use and club market.

- **12M** registered boats in the U.S. (source)
- **$8.21B** global electric boat market in 2025 (source)
- **$25.26B** projected global electric boat market by 2034 (source)
- The boat subscription club market is estimated at **$1.61B in 2025**, growing at **13.7% CAGR through 2034**. (source)



$54b
Americans spent approximately $54 billion on recreational marine products and boating-related expenses in 2025, and 95% of U.S. boats are under 26 feet
HALEVAI
The same size category as HALEVAI's 24-foot model2050

The white space: Freedom Boat Club proved the shared-access model works at scale 100,000+ members, 640,000+ trips in 2025 alone. To our knowledge, no all-electric membership fleet is operating at that scale. That is the fleet HALEVAI is designing.

Companies like Arc, Candela, and Vision Marine are putting more electric boats on the water, while Freedom Boat Club and other shared-access models have made it increasingly common to enjoy boating without owning a boat outright.


Traction
model2050 prototypes
Built and tested two Model 2050 prototypes,
HEV Electric Boat Club
Launched the HEV Electric Boat Club in summer 2026
30+
Received 2 Start a club application and 30+ applications for the first club
$2.7M
Raised $2.7 million to date, including $2.7 million in equity Teamed up with Newton Boats for U.S. boat building

Traction

HALEVAI has spent the past several years taking the Model 2050 from the drawing board to the water. Now, two boats are built and tested and we're preparing to put more vessels into service.

- **Built and tested two model2050 prototypes**, with the first entering service in 2023 and the second in 2024.
- **Launched the HEV Electric Boat Club in summer 2026**, created a pop up club putting its membership model to work for the first time.
- **Received a Start a Club application for Pompano** as HALEVAI begins building its member base.
- **Raised $2.7 million to date**, including $2.7 million in equity
- **Teamed up with Newton Boats building and Flux for U.S. made high grade marine propulsion** , following earlier prototype work with longtime Maine boatbuilder Lyman-Morse and work with marine technology companies including HyperCraft, and Garmin.


How We
Make Money
Three revenue paths run off the same core vessel.
Membership Revenue
Per Hull licensing fee per boat entered into member program Club members, generating recurring revenue from boats we already own and operate.
Vessel and Fleet Sales
Direct sales of the model2050 to commercial operators, plus rental and charter fleet placements with hospitality and waterfront partners.
Management and Licensing
Fees tied to running club operations and exporting boats internationally , with room to license the model into new markets as we grow.
Revenue share of the Club model
HALEVAI

How We Make Money

Four revenue paths run off the same core vessel.

- **Membership Revenue –** Per Hull licensing fee per boat entered into member program Club members, generating recurring revenue from boats we already own and operate.
- **Revenue share of the Club model**- Revenue share flows from the partner to the operator, with members held in a separate entity for legal and liability protection.
- **Vessel and Fleet Sales –** Direct sales of the Model 2050 to commercial operators, plus rental and charter fleet placements with hospitality and waterfront partners.
- **Management and Licensing Plans–** Fees intended to be tied to running club operations and exporting boats internationally, with room to license the model into new markets as we grow.

Use of Funds

For four years, we designed, built, and tested the Model 2050. Now we're raising to put more boats on the water and grow the business around them.

The capital will help fund additional Model 2050 production, support our growing club and commercial operations, provide working capital as we expand, and help us reach more boaters and investors.

- 7.5% StartEngine Fees
- 10% Debt Service
- 10% Membership Program Expansion
- 50% Accelerated Manufacturing
- 22.5% Working Capital

Invest in HALEVAI

Four years of engineering put the model2050 on the water. It is US Coast Guard manufacturer coded and in service. We have an active US manufacturing partner, and propulsion partnerships with two American electric marine companies. The foundation is built.

The boat got us here. This raise is about putting more of them on the water and building the larger recreational boating business around them. We're inviting investors to own a piece of HALEVAI as we add more boats, expand those opportunities, and build a new operating model for recreational boating.

At HALEVAI, we are making it easy for communities to create their own bespoke clean boating clubs. Through our membership model and purpose built electric fleet, local entrepreneurs,

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Over 100 million Americans go boating every year on boats under 26 feet. We are built exactly for this market. The Model 2050. Designed from the hull up for efficient electrification. Quiet, clean, and stable with an amazing deck layout. No fuel bills, a significantly reduced servicing schedule, and no winterization. The cost to operate is a fraction of a comparable gas vessel. And through our private members club, founding members can get on the water by paying an initiation fee and monthly dues. No ownership, no maintenance, just clean and simple boating. We are ready for the Atlantic, the Pacific, or any lake or river across America. The technology is proven. The market is ready. The time is now. We will. The future of recreational boating is here. Join the movement. Invest now.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:14 PM 06/05/2026
FILED 01:14 PM 06/05/2026
SR 20263301907 - File Number 6305551

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF HALEVAIPOWER CORPORATION

(a Delaware corporation)

HALEVAIPOWER CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), as of February 02, 2024, certifies as follows:

FIRST: The name of this corporation is HALEVAIPOWER CORPORATION (the "**Corporation**"), and the Corporation was originally incorporated pursuant to the DGCL on October 13, 2021, which was amended thereafter pursuant to a certificate of amendment of certificate of incorporation filed on May 16, 2022 (the "**Certificate of Incorporation**").

SECOND: Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Certificate of Incorporation of the Corporation (the "**Certificate of Amendment**") amends the Certificate of Incorporation of the Corporation (the "**Certificate**") as follows:
1. follows:
Article "Fourth" of the Certificate is hereby amended to read in its entirety as

"**FOURTH:** The total number of shares of stock which the corporation is authorized to issue is 20,000,000 shares having a par value of $0.00001 per share, of which 13,000,000 shares will be designated as "Class A – Common Stock" (each outstanding share of Class A – Common Stock shall be entitled to five (5) votes on each matter put to a stockholder vote), 3,000,000 shares will be designated as "Class B – Common Stock" (each outstanding share of Class B – Common Stock shall be entitled to one (1) vote on each matter put to a stockholder vote), and 4,000,000 shares will be designated as "Class C – Common Stock" (stockholders of Class C – Common Stock shall not be entitled to vote on any matters put to a stockholder vote except as required by law). The number of authorized shares of any such class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote."

* * * *

THIRD: The Board of Directors of the Corporation duly approved the Certificate of Amendment in accordance with the provisions of Sections 242 of the DGCL.
4876-7181-7915.v3

FOURTH: The stockholders of the requisite number of shares of the Corporation approved and adopted the Certificate of Amendment in accordance with Sections 141, 228, and 242 of the DGCL.

FIFTH: Other than as set forth in this Certificate of Amendment, the Certificate shall remain in full force and effect, without modification, amendment, or change.
(remainder of the page intentionally left blank; signature page to follow)
24876-7181-7915.v3

IN WITNESS WHEREOF, HALEVAIPOWER CORPORATION has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by a duly authorized officer of the Corporation as of the date first set forth above.

HALEVAIPOWER CORPORATION
By:

Name: Frank Heidinger

Frank Heidinger

February 4, 2024

Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:19 PM 10/13/2021
FILED 03:19 PM 10/13/2021
SR 20213503788 - File Number 6305551

STATE of DELAWARE

CERTIFICATE of INCORPORATION

HALEVAIPOWER CORPORATION

First: The name of this corporation is HalevaiPower Corporation

Second: The address of its registered office in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

Third: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law.

Fourth: The total number of shares of stock which the corporation is authorized to issue is ten million (10,000,000) shares having a par value of $0.00001 per share, of which eight million five hundred thousand (8,500,000) shares will be designated as "Class A Common Stock" (stockholders of Class A Common Stock shall have the right to vote on all matters put to a stockholder vote), and one million five hundred thousand (1,500,000) shares will be designated as "Class B Common Stock" (stockholders of Class B Common Stock shall not have the right to vote on any matters put to a stockholder vote except as required by law).

Fifth: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

Sixth: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

Seventh: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

Eighth: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

Ninth: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex.

Tenth: To the fullest extent permitted by the Delaware General Corporation Law, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for a breach of the fiduciary duty of care as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file, and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 13th day of October, 2021.

Signed and Attested to by:

Harvard Business Services, Inc.
By: Michael J. Bell, President

Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:
The undersigned (hereafter referred to as "Subscriber") understands that %%NAME_OF_ISSUER%%, a Delaware corporation (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Class C Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 5 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Joinder to Shareholder Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, Subscriber hereby agrees to join as a party that is designated as a "Stockholder" to the Stockholders Agreement attached hereto as Exhibit A and included in the Form C Offering Document (the "***Shareholder Agreement***") as entered into by and among Shareholder, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to Subscriber under the Shareholder Agreement shall be given to undersigned at the address

provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Shareholder Agreement and will be bound by the terms thereof as a party who is designated as a Stockholder thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 4 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, Subscriber will not become a party to the Shareholder Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to Subscriber. Once the conditions for a Closing have been met, the Company may hold additional Closings.

5. Payment for Securities.
(a) Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent")[a] from Subscriber by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special Provisions for cryptocurrency payments**. Notwithstanding Section 4(a), a Subscriber electing to pay in cryptocurrency will remit the cryptocurrency to a third-party payment processor, which will convert it to U.S. dollars. The resulting U.S. dollar proceeds, net of any applicable digital asset handling fee ("Digital Asset Handling Fee"), will then be delivered to the Escrow Agent, to be held and released in accordance with Section 4(a). Once the cryptocurrency has been converted, the Subscriber will be subscribed for the number of Securities the Subscriber is eligible to receive based on the U.S. dollar value of the converted proceeds (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent.Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling

one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for canceled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(c) **Transfers upon challenged transactions**. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 7 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by Subscriber hereunder and as party to the Shareholder Agreement, and neither such purchase nor becoming a party to the Shareholder Agreement will contravene with any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. Subscriber has reviewed a copy of the Form C and a copy of the Shareholder Agreement. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, Inc. ("StartEngine"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Subscriber acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and get a full refund. Subscriber understands that Closings may occur on a "rolling" basis, and that after any such "rolling" Closing, information may become available that would affect Subscriber's investment decision, but that once a Closing occurs, no refund may occur.

c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription and Joinder Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: (A) that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Securities.

i. Subscriber acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives Subscriber's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

8. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 6 hereof and of Subscriber contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Manner of Holdings
Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

10. Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

13. Waiver of Jury Trial. Subscriber IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts with jurisdiction over the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: %%ADDRESS_OF_ISSUER%%
E-mail: %%ISSUER_EMAIL%%
Attention: %%ISSUER_TITLE%%

with a copy to: Attention: %%LEGAL_NAME%%
E-mail: %%LEGAL_EMAIL%%

If to the Purchaser:	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

21. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By _%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):

__%%SUBSCRIBER_SIGNATURE%%____________________ **Legal Name of Entity** **By_____%%INVESTOR_SIGNATURES%%_______________** **Name: %%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **Title:%%INVESTOR_TITLE%%**

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ **Name: %%NAME_OF_ISSUER%%** **Title: %%ISSUER_TITLE%%**

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A to Subscription and Joinder Agreement
Shareholder Agreement
See attached

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this "**Agreement**") is made as of April 29, 2022 (the "**Effective Date**"), by and among HALEVAIPOWER CORPORATION, a Delaware corporation (the "**Company**"), and each holder of Shares (as defined herein) who shall have executed a counterpart of this Agreement or a Joinder Agreement (as defined herein) (each a "**Stockholder**" and collectively, the "**Stockholders**").

RECITALS

WHEREAS, the Stockholders are the holders of all of the issued and outstanding capital stock of the Company as of the Effective Date, in the amounts set forth in **Exhibit A**, attached hereto; and

WHEREAS, the Stockholders believe that their best interests and the best interests of the Company will be served by preserving harmony and continuity with respect to the management and ownership of the Company by imposing certain restrictions on the disposition of the Shares.

NOW, THEREFORE, in consideration of the mutual promises, terms, conditions, and provisions contained herein below it is mutually agreed as follows:

ARTICLE 1
DEFINITIONS

Section 1.1 Defined Terms. Unless otherwise defined herein, the following terms have the following meanings:

(a) "Affiliate" and "Affiliates" mean, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through ownership or voting of securities or other voting ownership interests, by contract, or otherwise.

(b) "Board" means the Board of Directors of the Company.

(a) "Common Stock" means all shares of the Company's common stock, par value $0.00001.

(c) "Disability" means the inability of a Stockholder or Service

Stockholder, as defined herein, to substantially perform his or her duties to the Company due to a physical or mental illness or injury for a period of three (3) consecutive months, as determined by a physician selected by the Board. A Disability shall not be deemed to have terminated unless the Stockholder or Service Stockholder shall have returned to the performance of his or her regular day-to-day duties on behalf of the Company on a full-time basis for a period of three (3) continuous and consecutive months.

(d) "Fair Market Value" means the fair market value of a Share in the Company as of the day on which the subject offer was made, as determined by the Company's outside accountants in their reasonable discretion.

(e) "Family Members" means, as to any individual, such individual's spouse, parents, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons.

(b) "Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether federal, state, local or municipal, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(f) "Joinder Agreement" means the Joinder to this Agreement, the form of which is attached hereto as **Exhibit B**.

(g) "Law" and "Laws" means any federal, state, local, municipal, or foreign law, statute, rule, regulation, franchise, decree, order, writ, injunction, stipulation, ordinance, variance, directive, code or requirement of any Governmental Authority.

(h) "Person" means any individual, partnership, limited liability, corporation, or other business entity.

(i) "Share" and "Shares" mean each share of Common Stock and any other class or series of stock issued by the Company.

(j) "Stockholder" means each of the parties to this Agreement (other than the Company), and any other Person who acquires Shares in any manner and becomes a party in accordance with this Agreement. Notwithstanding the foregoing, no Person who acquires Shares after the date hereof shall become a Stockholder until such Person executes and delivers to the Company a copy of the Joinder Agreement.

(k) "Transfer" when used as a verb, means to give, sell, assign, transfer, encumber, pledge, or otherwise dispose of the record or beneficial ownership of a Share, regardless of the amount, if any, or nature of the consideration therefor; and when used as a noun means the act of giving, selling, assigning, transferring, encumbering, or otherwise disposing of the record or beneficial ownership of a Share, regardless of the amount, if any, or nature of the consideration therefor.

ARTICLE 2
CAPITALIZATION; OWNERSHIP OF SHARES

Section 2.1 Capitalization as of the Effective Date. As of the Effective Date, the Company is authorized to issue 10,223,751 Shares, par value of $0.00001 per Share, of which 8,726,251 Shares will be designated as "Class A – Common Stock" (each Share of Class A – Common Stock shall be entitled to five (5) votes on each matter put to a Stockholder vote), 497,500 Shares will be designated as "Class B – Common Stock" (each Share of Class B – Common Stock shall be entitled to one (1) vote on each matter put to a Stockholder vote), and 1,000,000 Shares will be designated as "Class C – Common Stock" (Stockholders of Class C – Common Stock shall not be entitled to vote on any matters put to a Stockholder vote except as required by Law). Each Stockholder represents and warrants to each other Stockholder and the Company that such Stockholder owns the number of Shares of Common Stock in the Company set forth opposite such Stockholder's name on Exhibit A, and that the Shares set forth on Exhibit A constitute all of the issued and outstanding stock of the Company owned by such Stockholder as of the Effective Date.

ARTICLE 3
NEW STOCKHOLDERS

Section 3.1 General Restrictions.

(a) If any Person other than the Stockholders who are original signatories to this Agreement becomes the owner of any Shares, that Person must execute and deliver to the Company a Joinder Agreement signifying a willingness to be bound by the terms of this Agreement ("**New Stockholder**"). The Company shall not recognize a New Stockholder as a Stockholder of the Company, with the rights and obligations of a Stockholder (as set forth herein, in the Company governing documents, and applicable Law) until such New Stockholder has delivered a fully executed Joinder Agreement to the Company.

(b) The Company shall not issue any Shares without the approval of the Board. The issuance of any Shares and any pre-emptive rights of Stockholders in connection therewith shall be governed by this Agreement and by the Company's governing documents.

(c) The Transfer of Shares by an existing Stockholder to a New Stockholder shall be subject to the Transfer restrictions set forth in this Agreement.

ARTICLE 4
TRANSFER OF SHARES

Section 4.1 General Restrictions on Transfers. Except as otherwise provided herein, no Stockholder shall Transfer all or any part of his, her or its Shares unless and until he, she or it shall comply in full with the requirements set forth in this Article 4. The Company shall not transfer on its books any Shares or issue any certificates on account or in lieu thereof unless the Transfer of the Shares is in compliance with all of the terms and conditions of this Agreement. ANY TRANSFER OF SHARES THAT FAILS TO COMPLY WITH THE TERMS OF THIS AGREEMENT SHALL BE NULL AND VOID AND SHALL HAVE NO FORCE AND EFFECT.

Section 4.2 General Acknowledgment. Each Stockholder understands that the Company is a private company and its Shares are not listed on any public securities exchange or registered with the Securities and Exchange Commission (SEC), FINRA or any other regulatory body (in each case, "**Registered Shares**"). As such, the Transfer of Shares is subject to certain restrictions that would not apply if the Shares were Registered Shares, and each Stockholder acknowledges and agrees that such Stockholder shall not Transfer any of such Stockholder's Shares prior to the consummation of a public offering without the prior written consent of the Board except as expressly permitted in this Agreement.

Section 4.3 Permitted Transfer.

(a) Each Stockholder shall have the right to Transfer all or any part of such Stockholder's Shares, upon prior written notice to the Board, if such Transfer is made for estate planning purposes to (a) any trust created for the benefit of any combination of the transferring Stockholder and such Stockholder's Family Members; or (b) any entity owned entirely by any combination of the transferring Stockholder and such Stockholder's Family Members. Any transferee pursuant to this Section 4.3 shall not be deemed a Stockholder until such transferee has signed a Joinder Agreement and the Company has countersigned such Joinder Agreement.

(b) To the extent not otherwise permitted under Section 4.3(a), a Stockholder may Transfer all or any part of his, her or its Shares to any Person with the prior written consent of the Board, provided such Stockholder complies with the terms of this Agreement.

Section 4.4 Right of First Refusal**.**

(a) If at any time a Stockholder (such Stockholder, an "**Offering Stockholder**") receives a bona fide offer from any Person (the "**ROFR Purchaser**") to purchase all or any portion of the Shares (the "**Offered Shares**") owned by the Offering Stockholder and the Offering Stockholder desires to Transfer the Offered

Shares, then the Offering Stockholder must first (i) receive the Board's consent to such Transfer and (ii) make an offering of the Offered Shares to each other Stockholder (each such Stockholder, a "**ROFR Stockholder**") in accordance with the provisions of this Section 4.4 and the rights associated with each Share as established by the Company governing documents.

(b) The Offering Stockholder shall, within five (5) days of receipt of the offer from the ROFR Purchaser, give written notice (the "**Offering Stockholder Notice**") to the Company and the ROFR Stockholders stating that it has received a bona fide offer from a ROFR Purchaser and specifying:

(i) the number of Offered Shares to be transferred by the Offering Stockholder;

(ii) the identity of the ROFR Purchaser;

(iii) the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Stockholder Notice. The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to the ROFR Stockholders, which offer shall be irrevocable until the end of the ROFR Notice Period.

(c) By delivering the Offering Stockholder Notice, the Offering Stockholder represents and warrants to the Company and to each ROFR Stockholder that: (i) the Offering Stockholder has full right, title and interest in and to the Offered Shares; (ii) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 4.4; and (iii) the Offered Shares are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) Upon receipt of the Offering Stockholder Notice, each ROFR Stockholder shall have fifteen (15) days (the "**ROFR Notice Period**") to elect to purchase all (and not less than all) of the Offered Shares by delivering a written notice (a "**ROFR Notice**") to the Offering Stockholder and the Company stating that it offers to purchase such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Notice shall be binding upon delivery and irrevocable by the applicable ROFR Stockholder. If more than one ROFR Stockholder delivers a ROFR Notice, each such ROFR Stockholder (the "**Purchasing Stockholder**") shall be allocated the number of Offered Shares to the product of (x) the total number of Offered Shares and (y) a fraction determined by dividing (A) the number of Shares owned by such Purchasing Stockholder as of the date of the Offering Stockholder Notice, by (B) the total number of Shares owned by all of the Purchasing Stockholders as of such date.

(e) Each ROFR Stockholder that does not deliver a ROFR Notice

during the ROFR Notice Period shall be deemed to have waived all of such ROFR Stockholder's rights to purchase the Offered Shares under this Section 4.4.

(f) If no Stockholder delivers a ROFR Notice in accordance with Section 4.4(d), the Offering Stockholder may, during the sixty (60) day period immediately following the expiration of the ROFR Notice Period, which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain any third-party approvals (the "**Waived ROFR Transfer Period**"), Transfer all of the Offered Shares to the ROFR Purchaser on terms and conditions no more favorable to the ROFR Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be transferred to the ROFR Purchaser unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 4.4.

(g) Each Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 4.4, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(h) At the closing of any Transfer pursuant to this Section 4.4, the Offering Stockholder shall deliver to the Purchasing Stockholders the certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from such Purchasing Stockholders by certified or official bank check or by wire transfer of immediately available funds.

Section 4.5 Drag-along Rights**.**

(a) If at any time the Stockholders owning at least a majority of the issued and outstanding voting Shares (collectively, the "**Dragging Stockholder**"), propose to sell all of its Shares to any Person (the "**Proposed Purchaser**") in a transaction in which the Proposed Purchaser proposes to purchase all of the outstanding Shares (a "**Drag-along Sale**"), the Dragging Stockholder shall have the right to require that each other Stockholder (each, a "**Drag-along Stockholder**") participate in such Drag-along Sale in the manner set forth in this Section 4.5.

(c) The Dragging Stockholder shall exercise its rights pursuant to this Section 4.5 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Stockholder no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholder's rights and obligations hereunder and shall describe in reasonable detail:

(i) the identity of the Proposed Purchaser;

(ii) the proposed date, time and location of the closing of the Drag-along Sale;

(iii) the per Share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) a copy of any form of agreement proposed to be executed in connection therewith.

(d) Each Drag-along Stockholder shall be required to sell all of its Shares in connection with the Drag-along Sale. The consideration to be received by a Drag-along Stockholder shall be the same form and amount of consideration per Share to be received by the Dragging Stockholder (or, if the Dragging Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such Transfer shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Stockholder Transfers its Shares. Each Drag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Stockholder makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Stockholder, the Drag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Dragging Stockholder and each Drag-along Stockholder severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Stockholder and each Drag-along Stockholder, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Stockholder and each such Drag-along Stockholder in connection with the Drag-along Sale.

(e) The fees and expenses of the Dragging Stockholder incurred in connection with a Drag-along Sale and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of a Dragging Stockholder for its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Proposed Purchaser, shall be shared by all the Stockholders on a pro rata basis, based on the aggregate consideration received by each Stockholder.

(f) Each Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder. Notwithstanding anything to the contrary in this Agreement, if the Drag-along Sale is structured as a merger, consolidation or similar business combination, each Drag-along Stockholder shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal, or other similar rights.

(g) If any Drag-along Stockholder fails or refuses to sell or Transfer its

Shares in contravention of this Section 4.5, then such Stockholder hereby irrevocably constitutes and appoints the Dragging Stockholder as its true and lawful attorney in fact, in its name, place and stead, to make or provide on behalf of such Stockholder the representations, warranties, covenants, indemnities and agreements described in Section 4.5(c) and to make, execute on behalf of such Stockholder, consent to, swear to, acknowledge, deliver, record and file such agreements, certificates, instruments and other documents reasonably necessary, appropriate or desirable, in the sole and absolute discretion of such Dragging Stockholder, to consummate the Drag-along Sale, such power of attorney being irrevocable and coupled with an interest.

Section 4.6 Further Transfer Restrictions.

(a) Any attempted Transfer of one or more Shares, other than in strict accordance with this Article 4, shall be void *ab initio* and shall not bind the Company. A Stockholder who has attempted to make an unauthorized Transfer shall indemnify and hold the Company and the Stockholders harmless from and against any and all losses and damages arising out of such unauthorized Transfer, including federal, state, or local income taxes, or transfer taxes arising as a result of, or caused directly or indirectly by, such purported Transfer.

(b) Notwithstanding the occurrence of a permitted Transfer under this Article 4, the transferee shall have no rights with respect to his, her or its Shares until such transferee has signed a joinder to this Agreement agreeing to be bound by the terms hereof in the form Joinder Agreement, and the Company has countersigned such Joinder Agreement and such transferee shall, thereafter, hold the Shares so acquired with all rights conferred by, and subject to the restrictions and obligations imposed by, this Agreement.

(c) Notwithstanding anything to the contrary in this Article 4, in no event may a Transfer be made if the Transfer would result in (i) a violation of any securities laws or (ii) the occurrence of an event of default under any mortgage, loan agreement, or other agreement between the Company and any third party.

ARTICLE 5
REPURCHASE RIGHTS

Section 5.1 Company's Repurchase Rights. The Company shall have the right, but not the obligation, to redeem any Shares issued to any Person that performs services for the Company (including employees, directors, contractors, or consultants) (such Persons, a "**Service Stockholder**") as set forth in this Article 5; provided that this Article 5 shall not apply to a Service Stockholder to the extent such Service Stockholder and the Company agree in writing that this Article 5 does not apply.

Section 5.2 Termination for Cause. In the event that a Service Stockholder ceases to provide services to the Company due to a Cause event, all Shares owned by

such Service Stockholder shall be subject to repurchase by the Company at a per Share price of $0.01 (the "For Cause Termination Price"). For purposes hereof, unless otherwise defined in a separate agreement entered into by the Company and a Service Stockholder, "**Cause**" shall mean the Service Stockholder's (a) continued failure to perform such Service Stockholders' duties assigned from time to time by the Company (other than any such failure resulting from a Disability), (b) misconduct or gross negligence that is or reasonably could be expected to be injurious to the business, operations or reputation of the Company or its Affiliates in any material respect, (c) conviction for, or plea of guilty or no contest to, or confession of guilt of a felony or any other crime involving an act of moral turpitude, (d) commission of a fraudulent or illegal act or (e) material violation of the Company's policies or procedures in effect from time to time. Within ten (10) days following a Service Stockholder's termination for Cause, the Company shall pay the For-Cause Termination Price for all Shares owned by such Service Stockholder by cash or check.

Section 5.3. Termination Other Than for Cause. In the event that a Service Stockholder ceases to provide services to the Company other than as a result of a Cause event (a "**Non-Cause Termination Event**"), the Company shall have the right, but not the obligation, to purchase such Service Stockholder's Shares for a price equal to the Fair Market Value of such Shares at such time (the "**Repurchase Option**" and such price, the "**Non-Cause Termination Price**") in accordance with the terms of this Section 5.3. In the event the Company desires to exercise its Repurchase Option, it shall notify the applicable Service Stockholder in writing of its intent to purchase such Service Stockholder's Shares within 180 days following the Non-Cause Termination Event, in exchange for the Non-Cause Termination Price. At the closing of the sale of the Shares subject to a Repurchase Option, the Service Stockholder shall represent and warrant to the Company that (a) such Service Stockholder has all the necessary power and authority and has taken all necessary action to sell its Shares to be sold pursuant to the Repurchase Option, (b) such Service Stockholder has the full right, title and interest in the Shares to be sold pursuant to the Repurchase Option and (c) the Shares owned by such Service Stockholder are free and clear of any and all mortgages, pledges, security interest, options, rights of first offer, encumbrances, liens, or other restrictions or limitations of nature whatsoever (other than encumbrances under securities laws), and the Company shall deliver to such Service Stockholder the Non-Cause Termination Price by wire transfer of immediately available funds at the closing.

ARTICLE 6
COVENANTS

Section 6.1 Confidentiality. Each Stockholder hereby acknowledges that he,

she or it may have access to confidential information and/or proprietary information regarding the Company. Each Stockholder, on behalf of itself and its Affiliates, covenants and agrees that, such Stockholder and such Stockholder's Affiliates shall retain in strict confidence, and shall not use for any purpose, or divulge, disseminate or disclose to any third party (other than in furtherance of the business purposes of the Company or as may be required by Law) any confidential information and/or proprietary information regarding the Company and/or its respective clients, unless (x) such information is or becomes known to such Stockholder or its Affiliates from a source other than the Company or is or becomes publicly known (other than as a result of a breach by such Stockholder of this provision), (y) the Stockholder is required by Law, court order or a governmental agency to disclose such information (and such Stockholder has used commercially reasonable efforts to obtain a protective order covering such confidential information), or (z) the Company gives its written consent to such Stockholder's release of such information. The foregoing restrictions shall apply whether or not any subject information is marked "confidential" and regardless of the form of the subject information. The restrictions set forth in this Section 6.1 shall continue to apply to a Stockholder even after the time when a Stockholder shall cease to own any Shares.

Section 6.2 Non-Solicitation. Each Stockholder further agrees that, during the time that such Stockholder is a stockholder of the Company, and for a period of one (1) year thereafter (the "**Restricted Period**"), such Stockholder shall not, directly or indirectly, either on such Stockholder's own behalf or on behalf of any other Person or commercial enterprise: (A) contact, communicate, solicit or transact any business with or assist any third party in contacting, communicating, soliciting or transacting any business with (1) any of the customers or clients of the Company, (2) any prospective customers or clients of the Company being solicited during the Restricted Period, or (3) any person or entity who or which was within the most recent twelve (12) month period a customer or client of the Company, for the purpose of inducing such customer or client or potential customer or client to be connected to or benefit from any competitive business or to terminate its or their business relationship with the Company; (B) solicit, induce or assist any third party in soliciting or inducing any Person or entity who is then (or was at any time within the preceding twelve (12) months) an employee (including, without limitation, staff employees and temporary personnel), consultant, independent contractor or agent of the Company to leave the employment of the Company or cease performing services for the Company; (C) hire or engage or assist any third party in hiring or engaging, any Person or entity that is or was (at any time within the preceding twelve (12) months) an employee (including, without limitation, staff employees and temporary personnel), consultant, independent contractor or agent of the Company; or (D) solicit, induce or assist any third party in soliciting or inducing any other Person or entity (including, without limitation, any third-party service provider, supplier or distributor) to terminate its relationship with the Company or otherwise interfere with such relationship.

Section 6.3 Reasonable Restrictions/Damages Inadequate Remedy.

(a) Each Stockholder acknowledges that the restrictions contained in this Section 6.3 are reasonable and necessary to protect the legitimate business

interests of the Company and its Affiliates and that any breach by such Stockholder of any provision contained in this Section 6.3 will result in immediate irreparable injury to the Company and/or its Affiliates for which a remedy at Law would be inadequate. Accordingly, in the event of any breach or threatened breach by any Stockholder of the provisions of this Section 6.3, each Stockholder acknowledges that the Company and/or its Affiliates shall be entitled to temporary, preliminary and/or permanent injunctive or other equitable relief against such Stockholder in any court of competent jurisdiction (without being obligated to post a bond or other collateral) and to an equitable accounting of all earnings, profits and other benefits arising, directly or indirectly, from such violation, which rights shall be cumulative and in addition to (rather than instead of) any other rights or remedies to which the Company or its Affiliates may be entitled at Law or in equity. In addition (and not instead of those rights), the Company shall be entitled to cease making any dividends due to such Stockholder under this Agreement and such Stockholder will be responsible for the payment of the fees and expenses of the Company's and/or its Affiliates' attorneys and experts, as well as their court costs, pertaining to any suit, arbitration, mediation, action or other proceeding (including the costs of any investigation related thereto) arising directly or indirectly out of such Stockholder's violation or threatened violation of any of the provisions of this Section 6.3.

(b) If any court determines that any of the covenants set forth in this Article 6 is unenforceable because of the duration or scope of such provision or enforceable only if modified, the court shall have the power to reduce the duration or scope of such provision, as the case may be, or modify any unenforceable provision of this Agreement instead of severing the unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any portion of the offending provision, adding additional language to this Agreement, or by making any other modification it deems warranted to effect the intent and agreement of the parties as embodied in this Agreement in a mutually acceptable manner to the maximum extent permitted by Law and, in its reduced or modified form, such provision shall then be enforceable.

ARTICLE 7
INDEMNIFICATION

Section 7.1 Right to Indemnification. Subject to the limitations and conditions as provided in this Article 7, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "**Proceeding**"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that such Person is or was a Stockholder or a director or officer of the Company, or while a Stockholder or a director or officer of the Company is or was serving at the request of the Company as a member, stockholder, partner, manager, director, officer, venturer, proprietor, trustee, employee, agent, or similar functionary of another Person or other enterprise shall be indemnified and held harmless by the Company from and against any and all losses, claims, suits, liabilities, damages, whether direct or indirect, special or consequential, judgments, actions, liens, penalties (including excise and similar taxes and punitive damages), fines, settlements, and reasonable costs and expenses,

including, without limitation, reasonable attorneys' fees, incurred by such Person in connection with such Proceeding or to enforce another Person's indemnification obligations under this Agreement. Indemnification under this Article 7 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article 7 shall be deemed contract rights, and no amendment, modification or repeal of this Article 7 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification, or repeal.

Section 7.2 Advance Payment. The right to indemnification conferred in this Article 7 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification, upon the approval of the Board; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of such Person's good faith belief that he, she or it has met the standard of conduct necessary for indemnification under this Article 7 and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such Person is not entitled to be indemnified under this Article 7 or otherwise.

Section 7.3 Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Section, no Person shall be entitled to indemnification under this Article 7 if any such indemnification shall be determined to be contrary to applicable Law or such Person did not act in good faith or in a manner that such Person reasonably believed to be in the best interest of the Company or such Person's conduct for which indemnification is sought constituted gross negligence or willful misconduct.

ARTICLE 8
TERMINATION

Section 8.1 Termination. This Agreement shall terminate upon the earliest of:

(a) the date on which none of the Stockholders holds any Shares;

(b) the dissolution, liquidation, or winding up of the Company; or

(c) upon the determination by the Board.

Section 8.2 Effect of Termination**.** The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(a) the existence of the Company;

(b) the obligation of any Person to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(c) the rights which any Stockholder may have by operation of Law as a stockholder of the Company; or

(d) the rights contained herein which, but their terms are intended to survive termination of this Agreement.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

Section 9.1 Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a) For each such Stockholder that is not an individual, such Stockholder is a company duly organized, validly existing, and in good standing under the Laws of the state of its formation.

(b) Such Stockholder has full capacity and, for each such Stockholder that is not an individual, company power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. For each such Stockholder that is not an individual, the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly authorized by all requisite company action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby require no action by, or in respect of, or filing with, any Governmental Authority.

(d) The execution, delivery, and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any applicable Law; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE 10
MISCELLANEOUS

Section 10.1 Legend on Shares Certificates. Each certificate representing any Shares shall be endorsed by the Company with the following legend, in addition to any other legends that may be required under federal or state securities laws or by the terms of any other agreement:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER, AS SET FORTH IN THAT STOCKHOLDERS AGREEMENT DATED APRIL 29, 2022, AS IT MAY BE REVISED, AMENDED, OR SUPPLEMENTED FROM TIME TO TIME. A COPY OF EITHER AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF HALEVAIPOWER CORPORATION AND HALEVAIPOWER CORPORATION WILL FURNISH A COPY OF SUCH AGREEMENT TO THE STOCKHOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE.

Section 10.2 No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by Law, equity or otherwise afforded to any party.

Section 10.3 Amendments and Waivers. Except as provided herein, amendments to this Agreement, or any waiver of any provision of this Agreement,

shall require and shall be effective only upon receipt of the written consent of Stockholders holding not less than a majority of the issued Shares, provided that any amendment or waiver that imposes additional obligations or liabilities on, or adversely impacts the economic benefits of, a specific individual Stockholder, as opposed to all Stockholders, shall require the prior written consent of such affected Stockholder. Any amendment or waiver approved as provided in the immediately preceding sentence shall be binding on all parties hereto. Compliance with any covenant or provision set forth herein may be waived upon written consent by the party or parties whose rights are being waived. Any waiver or amendment may be given subject to satisfaction of conditions stated therein and any waiver or amendment shall be effective only in the specific instance and for the specific purpose for which it is given.

Section 10.4 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed effectively given: (a) upon actual delivery, when delivered personally; (b) one day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt; or (d) five (5) business days after being deposited in the U.S. mail, as certified or registered mail, return receipt requested, postage prepaid. All communications shall be sent to the Company at its principal office, attention: President, and to the Stockholders at the addresses for them on the books and records of the Company or at such other address as they or any of them may designate to the Company.

Section 10.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. The rights and obligations of the Stockholders hereunder shall be binding upon and inure to the benefit of their transferees of their Shares and other Shares.

Section 10.6 Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements concerning the subject matter hereof.

Section 10.7 Specific Performance. It is specifically understood and agreed that any breach of the provisions of this Agreement by any Person subject hereto will result in irreparable injury to the other parties hereto, that the remedy at Law alone will be an inadequate remedy for such breach, and that, in addition to any other legal or equitable remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by Law) and the Company may refuse to recognize any unauthorized transferee of any Shares as one of its stockholders for any purpose, including, without limitation, for purposes of dividend and voting rights, until the relevant party or parties or Persons have complied with all applicable provisions of this Agreement.

Section 10.8 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or portion of a provision contained in this Agreement,

shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or portion of a provision of this Agreement, but this Agreement shall be reformed and construed as if such invalid, illegal or unenforceable provision, or portion of a provision, had never been contained herein, and such provision or portion reformed thereby shall be construed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of laws principles. All suits relating to or arising out of this shall be brought before the federal or state courts sitting within Manhattan, in the State of New York and the Company and all Stockholders hereby submit to the exclusive jurisdiction of such courts.

Section 10.10 Headings. Article, section, and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "but not limited to", "without limitation", "inter alia" or words of similar import.

Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures transmitted electronically or by facsimile shall be deemed original signatures.

Section 10.12 Further Assurances. From and after the Effective Date, upon the request of any party hereto, the other parties shall execute and deliver such agreements, documents and other writings as may be reasonably necessary to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

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